

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2023

Rhoniel A. Daguro
Chief Executive Officer
authID Inc.
1580 North Logan Street, Suite 660, Unit 51767
Denver, CO 80203

> **Re: authID Inc.**
> **Registration Statement on Form S-1**
> **Filed September 8, 2023**
> **File No. 333-274437**

Dear Rhoniel A. Daguro:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephen M. Fleming